Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

April 14, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our response to your comments dated March 31, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Forms 10-Q for the Fiscal Quarter Ended August 31, 2010, and the Fiscal Quarter Ended November 30, 2010 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2010

General

Comment (1)-As noted in these comments, you provide incomplete or inconsistent disclosure throughout your document.  For example, you refer on page 5 to “Our oil and natural gas exploration, production, transportation and marketing activities,” despite the fact that you do not have any properties and have not engaged in any drilling.  For the same reason, it is unclear why you discuss regulation in the states of Texas, Oklahoma, Arkansas and Montana (page 5), or “regulations that may affect us, our suppliers, and our customers” (page 6).  Please substantially revise your report so that the disclosure you provide is current, accurate and complete..

Response (1)—The intent of all disclosures in the Form 10-K was to be complete and consistent with the disclosures of other oil and gas producers.  The Laredo business model is designed to recover crude oil from mature oil fields experiencing declining production levels.  Our UGD process involves a substantial capital investment whereby we access stranded oil from below the reservoir as opposed to from the surface.  All of the disclosures were designed to inform any potential investor that we would be subject to the same risks and regulations faced by a conventional oil producer when producing, transporting and selling crude oil into the marketplace.  At the time of filing the Form 10-K for the Fiscal Year Ended May 31, 2010, we had identified potential field acquisitions in all the states mentioned in the section.  The Company proposes that it revise and condense its business description in the next Form 10-K due August 29, 2011 to reflect the points made in Comment 1.

Management’s Discussion and Analysis of financial Condition and Results of Operations, page 8

Comment (2)—Please revise to include disclosure regarding the current status of the company’s operations.  For instance, we note your disclosure at page 7 that “[t]he Company has done extensive research and has identified approximately 100 oil fields within the United States qualified for [Underground Gravity Drainage] recovery methods.”  Describe this “extensive research,” and disclose whether you have engaged in any other activities besides research in terms of implementing your new business plan relating to oil exploration.

Response (2)—The Company possesses the knowhow of what oil reservoir characteristics are required before the UGD process can be successfully implemented.  Those characteristics include engineering parameters such as depth, field porosity, permeability, oil viscosity, temperature, etc.  and economic parameters such as field accessibility, business climate, etc.  The Company has gathered information on oil fields in the United States and performed a screening process matching oil field data with desired oil field characteristics to arrive at the referenced target list.  The Company has contacted and has had preliminary discussions with several targeted field owners.

Comment (3)---We note your disclosure at page 8 that you estimate that you will require up to $50 million to be able to acquire two mature oil fields and implement your enhanced oil recovery technique in the smaller of the two fields.  Further, you disclose that you intend to raise funds through private placements of the company’s stock and through borrowing.  Please describe in greater detail your objectives and how you plan to spend your capital for the next twelve months.

Response (3)---The Company objective is to gain access to capital sufficient to acquire and fully implement the Underground Gravity Drainage process in one of the targeted fields.  Because we feel that there will be many other firms looking to duplicate our business model once we show the success of UGD, we think it prudent to gain access to at least one other targeted field as soon as funding is available.  Funds will be used to acquire targeted fields and then invested in a test well verifying the field characteristics and their applicability to the UGD process.  Then a shaft will be bored down through the reservoir, a drilling chamber established under the reservoir, and production drilling commenced.  The entire process is estimated to take between 18 and 24 months, depending on the size of the oil field.

Security Ownership of Certain Beneficial Owners and Management, page 12

Comment (4)---Please provide the names of Mr. See’s sister and spouse listed in the footnotes to your Security Ownership of Certain Beneficial Owners Table.

Response (4)---The name of Mr. See’s sister is Mrs. Christine Colbert and the name of Mr. See’s spouse is Mrs. Wendy See.

Financial Statements

Note 7 – Stockholders’ Equity, page F-10

Comment (5)---We note you issued 37,500,013 shares of your common stock as consideration for services rendered on October 19, 2009 and valued these shares based on the per share acquisition price paid by Mr. See to acquire Ms. Farrell’s interest in the company on October 16, 2009.  Please address the following points with respect to this transaction:

•	Tell us why you assigned a per share value of $0.012 to these 37,500,013 shares. In addition, tell us how this share price compares to the listed trading price of your stock on October 19, 2009.
•	Please list the recipients of these shares. For each recipient indicate the number of shares issued and describe the type of services rendered.
•	Please tell us why this transaction did not result in a change in control of the Company as the shares issued in this transaction appear to represent greater than 50% of your total outstanding shares.

Response (5)---Although the $37.5 million shares issued were restricted shares bearing a legend prohibiting trading, the Company assigned a per share value of $0.012 to the 37,500,013 as that was the last trading price available; on October 16, 2009, Mr. See acquired 18,750,000 unrestricted shares for $225,000.  On October 19, 2009 the shares were not quoted on any exchange or trading market.

The recipients of the shares were compensated for current and future advisory, managerial, legal and counseling services and received shares as follows:

Name	Shares Issued	Type of Services Rendered
Mark See	12,844,269	Managerial
Bradley E. Sparks	2,824,857	Managerial
Darlington, LLC	5,423,138	Advisory
Ben & Claudia Thomas	1,427,144	Advisory
Scott Colbert	1,427,144	Advisory
Bedford Holdings, LLC	12,844,269	Advisory
Allison T. Winter	211,875	Advisory
Sichenzia Ross Friedman Ference LLP	211,882	Legal
Randy Frost	285,425	Advisory

The 37,500,013 restricted shares went to Mr. See and his designees who were in a position to help the Company reach its long term potential.  The people listed above are mostly relatives of Mr. See and the share distribution occurred before the shares were listed on the OTC Bulletin Board.  The Company views the transactions of October 16 and 19 as essentially one event as the 37.5 million stock distribution was to the designees of Mr. See.   After the distribution, no one person or control group controlled Laredo, but Mr. See and his wife (through Darlington, LLC) owned 18.3 million shares or 36.5 percent of the Company.  If Bedford Holdings, LLC, controlled by Mr. See’s sister, is included with the holdings of Mr. See and his wife, the number of shares accounted for is 62.2 percent of the Company.   It was not felt that another Form 8-K was required and that disclosure in the subsequent Forms 10-Q and 10-K was sufficient.

Regarding this matter, calls and messages to the attorneys who advised the Company regarding this transaction have been met with no response.

Note 8 – Notes Payable, page F-10

Comment (6)---We note you disclose that the Subordinated Convertible Promissory Notes are “…at the option of the holder, are either redeemable at par or convertible at a 20% discount to securities sold in a future financing greater than $7.5 million…”  Please confirm that the conversion of these notes into common stock is contingent upon the occurrence of a future financing and are not otherwise convertible.

In addition, you disclose that you recorded a financing premium in conjunction with the issuance of these notes.  Please tell us what this premium represents, where it is reflected on your balance sheet and what accounting guidance you applied when recording it.

Response (6)---The convertible notes are convertible contingent upon the future financing.  The conversion is at 20% discount to the securities sold in the future financing.  We applied the guidance of FASB ASC Subtopic 480-55-22 “Obligation of Shares with Monetary Value Based on a Fixed Monetary Amount Known at Inception” for purposes of determining the appropriate accounting, valuation and classification of these instruments.  The financing premium is the difference between the face value of the Convertible Notes and the value of the shares received upon conversion.  The financing premium is included in the liabilities of the Company and the discount is included as Debt Financing Fees and amortized over the expected life of the notes.

Comment (7)---We also note that the exercise price of the warrants attached to the Subordinated Convertible Notes “…will be equal to the lesser of the conversion price of the Note or $2.00…”  As it appears these warrants contain exercise price adjustment features, please provide a detailed analysis that explains how you applied the guidance of FASB ASC Subtopic 815-40 for purposes of determining the appropriate accounting, valuation and classification of these instruments.  This comment also applies to the warrants issued to Seaside 88 LP and Sutter Securities Incorporated on July 26, 2020 as they also appear to have exercise price adjustment features.

Response (7)---The Company initially treated the warrants issued as equity transactions.  In review of ASC 840-40-25-4 (b) and following provisions, the warrants from the initial convertible debt financing and the Seaside 88 LP and Sutter Securities Incorporated meet the qualifications for treatment of equity classification.  As per ASC 840-40-35-2, “Contracts that are initially classified as equity under Section 815-40-25[Missing Graphic Reference] shall be accounted for in permanent equity as long as those contracts continue to be classified as equity.”

Form 10-Q for the Interim Period Ended November 30, 2010

Controls and Procedures, page 13

Comment (8)---Please revise your disclosure to state whether there was any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Item 308(c) of Regulation S-K.

Response (8)---Under Item 4. Controls and Procedures, the Company reported “None” under paragraph (b) Changes in Internal Control Over Financial Reporting.  During the Interim Period Ended November 30, 2010, there was no change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. .  In our upcoming Form 10- Q for the Interim Period Ended February 28, 2011, we anticipate no change and propose to enter language similar to the preceding sentence.

Note 7 – Stockholders’ Equity, page 10

Comment (9)---We note that you entered into a Stock Purchase Agreement with Seaside 88 LP for the private placement of 1,000,000 shares of your common stock at $0.50 per share on July 26, 2010.

Please tell us the reasons for issuing these shares at below market value as we note your common stock traded at $1.13 per share on July 26, 2010.

Response (9)---As of July 26, 2010, Laredo Oil, Inc. common stock was, in the opinion of management, thinly traded as less than 1.2 million shares had changed hands in the OTCBB market since the common stock had begun trading.  Moreover, Seaside 88 received restricted stock which they would be unable to trade until the requirements of Rule 144 were satisfied making shares eligible for legend removal.  The Company was unable to find an investor willing to buy $500,000 of restricted shares at $1.13 per share and found the Seaside 88 transaction to be the best available at the time.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801